

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2010

Mr. David Brunton
Chief Financial Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

   Re: Neonode Inc.
     Revised Preliminary Information Statement on Schedule 14C
     Filed November 1, 2010
     File No. 000-08419

   We have completed our review of your Information Statement and have no further comments at this time.

           Sincerely,

           Larry Spirgel
           Assistant Director

cc: Steve Kronengold, Esq.
   Via Facsimile: +972-8-936-6000